UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2.

Under the Securities Exchange Act of 1934

POLARIS INDUSTRIES INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
731068102
(CUSIP Number)
September 30, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	731068102	13G	Page	2	of	5

1	NAME OF REPORTING PERSON Fuji Heavy Industries Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan.

	5	SOLE VOTING POWER

NUMBER OF		1,980,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,980,000

WITH:	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,980,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	731068102	13G	Page	3	of	5
Item 1.
(a)	Name of Issuer

Polaris Industries Inc.

(b)	Address of Issuer’s Principal Executive Offices

2100 Highway 55, Medina, MN 55340
Item 2.
(a)	Name of Person Filing

Fuji Heavy Industries Ltd.

(b)	Address of Principal Business Office or, if none, Residence

Subaru Building

1-7-2 Nishi-Shinjuku

Shinjuku-ku, Tokyo, Japan

(c)	Citizenship

Japan.

(d)	Title of Class of Securities

Common Stock.

(e)	CUSIP Number

731068102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

CUSIP No.	731068102	13G	Page	4	of	5

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

1,980,000

(b)	Percent of class:

5.8%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,980,000

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 1,980,000

(iv)	Shared power to dispose or to direct the disposition of: None
As of the date of this filing, Fuji Heavy Industries Ltd. had sole voting power and sole investment power with respect to 1,980,000 shares of Common Stock, or an aggregate of 5.8% of the 33,889,671 shares of Common Stock that the Issuer reported outstanding as of October 29, 2010, on its Form 10-Q for the quarterly period ended September 30, 2010. The shares were acquired prior to 2005 and constituted less than five percent of the outstanding shares of Common Stock at the time of acquisition, until subsequent share repurchases by the Issuer reduced the number of outstanding shares.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2011

FUJI HEAVY INDUSTRIES LTD.
By:	/s/ Yasuo Ueno
	Name:	Yasuo Ueno
	Title:	Corporate Vice President